UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated August 20, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director,
Chief Financial Officer and
Company Secretary

Dated: August 20, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UPDATE ON THE MAJOR TRANSACTION

LETTER OF AWARD TO APPOINT MAIN CONTRACTOR FOR THE CENTRE

Reference is made to the announcement of the Company dated 10 August 2015 (the “Announcement”) in respect of the entering into of the Letter of Award to award the Main Contract to the Main Contractor for the Construction Works of the Centre.  Capitalised terms used herein shall have the same meanings as ascribed thereto in the announcement unless the context requires otherwise.

The Board is pleased to announce that, on 20 August 2015, the Company and the Main Contractor entered into the Main Contract incorporating the terms and conditions of the Letter of Award and formalising the detailed arrangements and specifications for the Construction Works.  Pursuant to Rule 14.41 of the Listing Rules, the Company is required to dispatch to the Shareholders a circular in relation to the Transaction within 15 business days after the publication of the Announcement, that is on or before 31 August 2015.  The Company may not be able to dispatch the circular within such period due to the time required to prepare the relevant financial and other information to be included in the circular under the Listing Rules, in which case the Company shall make a further announcement of any expected delay in dispatch of the circular in due course.

A circular containing, among other information, details of the appointment of the Main Contractor for the Construction Works contemplated under the Letter of Award, will be despatched in accordance with the Listing Rules requirements.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 20 August 2015

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.